VIA EDGAR and FACSIMILE (202-772-9205)

March 12, 2009

Larry Spirgel Assistant Director United States Securities and Exchange Commission Division of Corporation Finance 100 F Street NE Mail Stop 3720 Washington, DC 20549

Re:	NIVS IntelliMedia Technology Group, Inc.
Registration Statement on Form S-1
File No. 333-153005

Dear Mr. Spirgel:

Further to our letter dated March 11, 2009, WestPark Capital, Inc. hereby provides the Staff with supplemental information regarding the distribution of the preliminary prospectus dated March 10, 2009 as filed with the Commission on March 10, 2009.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i) Date of preliminary prospectus: March 10, 2009

(ii) Dates of distribution: March 10, 2009 – March 12, 2009

(iii) Number of prospective underwriters and dealers to whom the preliminary prospectus was furnished: 22

(iv) Number of prospectuses distributed to underwriters, dealers and other potential participants in the above-referenced issue: approximately 1,841

In addition to the foregoing, the undersigned (x) distributed on March 11, 2009 an electronic copy of the preliminary prospectus to each underwriter and dealer participating in the above-referenced issue; and (y) instructed each such dealer to distribute such preliminary prospectus to each of its customers who may participate in the above-referenced issue.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

WESTPARK CAPITAL, INC.
As Representative

 /s/ Richard Rappaport
By: Richard Rappaport

1900 Avenue of the Stars, Suite 310, Los Angeles, CA 90067 • Ph (310) 843-9300 • Fax (310) 843-9304